UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT

Underwriting Agreement

On March 26, 2019, VEON Ltd. (“VEON”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among VimpelCom, Telenor East Holding II AS (the “Selling Shareholder”) and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as underwriters, relating to an offering (the “Public Offering”) of an aggregate 100,000,000 American Depositary Shares (the “ADSs”), each representing one of VEON’s common shares, US$0.001 nominal value per share, by the Selling Shareholder pursuant to VEON’s Registration Statement on Form F-3, File No. 333-196223, as amended (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014, as supplemented by the prospectus supplement dated March 26, 2019.

Pursuant to the Underwriting Agreement, the underwriters purchased the shares at a price of $2.12940 per ADS. The Public Offering closed on March 29, 2019. VEON did not receive any proceeds from the sale of any ADSs by the Selling Shareholder.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

The information set forth in this Form 6-K is hereby incorporated by reference into the Registration Statement.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated March 26, 2019, by and among VEON Ltd., Telenor East Holding II AS, as selling shareholder, and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as underwriters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: April 1, 2019

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel